Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 +1 215 994 4000 Main +1 215 994 2222 Fax www.dechert.com

JAMES A. LEBOVITZ james.lebovitz@dechert.com +1 215 994 2510 Direct +1 215 655 2510 Fax

July 19, 2016

VIA EDGAR

Jacob Sandoval

Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

Re:	FS Investment Corporation

    Form 10-K (File No. 814-00757)

Dear Mr. Sandoval:

On behalf of FS Investment Corporation (the “Company”), set forth below is the Company’s response to the oral comment provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a telephone conversation on July 1, 2016 regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2015, as filed with the Commission on February 29, 2016. For your convenience, a summary of the Staff’s comment is presented in bold, italicized text below, and such comment is followed by the Company’s response.

Notes to Consolidated Financial Statements

In future filings, please provide additional disclosure in the notes to the financial statements describing the compensation paid to the Company’s investment sub-adviser, even if the compensation is indirect.

In future filings, the Company will include additional disclosure substantially similar to the following disclosure in the Related Party Transactions Note to the Consolidated Financial Statements:

“The investment sub-advisory agreement provides that GDFM will receive 50% of all fees payable to FB Advisor under the July 2014 investment advisory agreement with respect to each year.”

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Jacob Sandoval July 19, 2016 Page 2

The Company hereby acknowledges that: (i) the review of these filings by the Commission or the Staff, acting pursuant to delegated authority, does not foreclose the Commission from taking action with the respect to the filing; (ii) the review of these filings by the Commission or the Staff, acting pursuant to delegated authority, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the review of this filing by the Commission or the Staff, acting pursuant to delegated authority, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or if you require additional information, please do not hesitate to contact me at 215-994-2510.

Sincerely,

/s/ James A. Lebovitz
James A. Lebovitz

Cc:	Stephanie Hui, Esq.
Marianne Dobelbower, Esq.
Christina DiAngelo Fettig Securities and Exchange Commission

Stephen S. Sypherd FS Investment Corporation